Exhibit (d)(34)

December 12, 2017

Ms. Melanie Tinto
***Redacted***

Dear Melanie,

On behalf of WEX lnc. (WEX or the Company), I am pleased to offer you executive employment with the Company. This offer is contingent upon successful completion of a background investigation and I-9 verification. Following is a summary of WEX’s offer of employment. I look forward to having you join our team!

Start Date:	Your employment will commence on February 19, 2018 or a mutually agreed upon date.

Title/Position:	You will be employed to serve on a full-time basis as Chief Human Resources Officer, reporting to the Chief Executive Officer.

Base Salary:
Your base salary will be $13,461.54 per bi-weekly pay period ($350,000.00 on an annualized basis), less applicable taxes and withholdings. Your base salary will be subject to annual reviews, typically conducted around March, which may result in increases of the base salary as the Board of Directors of the Company shall determine in its discretion.

Annual Incentive:
You will be eligible to participate in the Company’s Short-Term Incentive Bonus Program (STIP). Your target bonus will be at 60% of base salary at target performance (pro-rated based on Start Date), with opportunity range from 0 - 200% based on achievement of annual Strategic Objectives (as determined by the Company and approved by the Board In their sole discretion). STIP payouts typically occur in March of each year, provided you are an active employee at the time of payment.

Sign-On Incentive:
You will receive $250,000.00 as a cash sign-on, to be paid to you within 30 days of your Start Date. This amount will be subject to applicable taxes and withholdings. The sign-on incentive is not eligible to be used for 401K contributions. Should you voluntarily leave the Company without Good Reason (defined below) or be terminated by the Company for Cause (defined below) before the 12-month anniversary of your Start Date, you agree to repay the sum to the Company within 30 days from your last day of employment with WEX.

Equity:
Subject to approval of the Board, you will be granted a new hire equity award of restricted stock units with a fair market value on the date of grant of $300,000 (the “New-Hire RSU Award”) as soon as practicable after the Start Date and in accordance with the Company’s equity awards process. The New-Hire RSU Award will vest ratably over a three-year period, with one-third vesting on each annual anniversary date of grant, and which will be subject to the terms and conditions in the restricted stock unit agreement that you will be required to execute to effectuate the grant.

In addition, subject to approval of the Board, you will be granted a new hire equity award of performance restricted stock units with a target value of $400,000 based on fair market value on the date of grant (the “New-Hire PRSU Award”) as soon as practicable after the Start Date and in accordance with the Company’s equity awards process. The New-Hire PRSU Award will vest on or about March 20, 2020 and will be measured in accordance with and subject to the metrics incorporated in the WEX 2017 LTIP Grant-PRSU award, originally granted to certain WEX employee participants on March 20, 2017, and subject to the terms and conditions in the 2017 LTIP performance restricted stock unit agreement that you will be required to execute to effectuate the grant.

In addition, you will be eligible to participate in the Company’s Long Term Incentive Plan program (LTIP) in accordance with the Company’s equity awards process, with an annual target award of $450,000. Annual equity awards, which are typically granted in March of each year, are currently allocated as follows: 60% performance-based restricted stock units (PRSUs), 20% restricted stock units (RSUs), 20% stock options. RSUs and stock options presently vest ratably over a 3-year period; PRSUs vest 0, 0, 100%.

Relocation:
You will be expected to relocate to the South Portland, ME area no later than June 30, 2018. You will receive a relocation package pursuant to the terms of the WEX relocation program, which is managed by Cartus (see separate attachment), with the following modifications: (i) Home Sale Commission and Closing Cost Assistance - (Third Bullet) Reasonable and customary seller closing costs uncapped, (ii) Temporary Living - (First Bullet) Actual and reasonable temporary living expenses reimbursed for you and family for up to six (6) months (Lodging only, including basic cable and internet), (iii) Miscellaneous Expense Allowance (MEA) - (First Bullet) One-time payment of $15,000 - paid after your Start Date; provided that all reimbursements must be made by the end of 2018. If you voluntarily resign without Good Reason (defined below) or are terminated for Cause (defined below) before the 12-month anniversary of your Start Date, you agree to repay 100% of the Relocation Benefits to WEX, and if you voluntarily resign without Good Reason or are terminated for Cause between 12 and 24 months following your Start Date, you agree to repay 50% of the Relocation Benefits to WEX. For the avoidance of doubt, no Relocation Benefits will need to be repaid if you resign or are terminated on or after the 24-month anniversary of your Start Date. Any Relocation Benefits to be repaid to WEX pursuant to this provision shall be due and payable within 10 days following your termination date.

For the purposes of this letter, "Cause" means termination because of (i) your willful failure to substantially perform your duties as an employee of WEX or any subsidiary thereof (other than any such failure resulting from incapacity due to physical or mental illness), (ii) any act of fraud, embezzlement, gross misconduct, dishonesty or similar conduct, in each case against WEX or any subsidiary thereof, (iii) your conviction of or indictment for a felony or any crime involving moral turpitude, (iv) your gross negligence in the perfomance of your duties, or (v) your knowing or grossly negligent violation or threatened violation of any covenant and/or material obligation to WEX or any knowing violation of WEX’s Code of Business Conduct and Ethics. WEX will provide you a written notice that describes the circumstances being relied on for the termination with respect to this paragraph. In the event that WEX terminates your employment without Cause but the Company later discovers evidence not known at the time of termination that would have justified a termination for Cause under this paragraph, the Company may terminate the payment of all amounts due and/or owing to you.

For the purposes of this letter, “Good Reason” means you resign in response to: (i) any material failure of WEX to fulfill its material obligations under this letter, (ii) a material reduction in your base salary, as the same may be increased during the period of employment, (iii) a material and adverse change to your positions, duties and responsibilities with or to WEX, (iv) the relocation of your primary business office to a location more than 50 miles from Portland, Maine or (v) WEX’s failure to cause this letter to be assumed by any successor to the business of WEX. You will provide WEX a written notice that describes the circumstances being relied on for the termination with respect to this paragraph within sixty (60) days after the event giving rise to the notice. WEX will have sixty (60) days after receipt of such notice to remedy the situation prior to your resignation for Good Reason.

Paid Time Off (PTO):	You will receive 23 days annually (pro-rated based on Start Date, and accruing ratably with each month of employment) and to be taken at such times as the Company shall approve.

Other Benefits:
Except as otherwise set forth In this letter, you will be eligible to participate in any benefit programs that the Company establishes and makes available to its employees from time to time, provided you are eligible under (and subject to all provisions of) the plan documents governing those programs. Eligibility date for health and welfare benefits is your Start Date. See the Summary of Benefits document for information on our benefits plans. You will have 30 days from your Start Date to complete your benefit elections. The benefit programs made available by WEX, and the rules, terms and conditions for participation in such benefit plans, may be changed by the Company at any time without advance notice.

Severance:
ln the event that your employment with WEX is terminated by WEX without Cause (as defined above) or by you for Good Reason (as defined above), you will be entitled to receive (in lieu of any payment under WEX’s Severance Pay Plan for Officers or Non-Officers) severance compensation (less applicable federal, state and/or local taxes and all other authorized payroll deductions) in an amount equal to twelve (12) months of your base salary, at the rate in effect at the time of your termination, payable in equal, bi-weekly installments ([in accordance with WEX’s standard payroll practices) over a twelve (12) month calendar period (the “Severance Compensation”). In order to be entitled to any Severance Compensation, you must execute and not revoke a valid and binding settlement and release agreement pertaining to all claims arising out of or in connection with your employment with WEX or its termination in a form satisfactory to WEX. WEX’s payment of the Severance Compensation shall commence no later than twenty (20) business days following the later of the effective date of your settlement and release agreement or your last date of employment.

At-Will Employment:
This letter shall not be construed as an agreement, either expressed or implied, to employ you for any stated term, and shall in no way alter WEX’s policy of employment at will, under which both you and the Company remain free to terminate the employment relationship, with or without cause, at any time, with or without notice. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time at the Company’s discretion, the “at-will” nature of your employment may only be changed by a written agreement signed by you and the CEO which expressly states the intention to modify the at-will nature of your employment.

As a condition of your employment, you certify to the Company that you are free to enter into and fully perform the duties of your position and that you are not subject to any injunction, order or employment, confidentiality, assignment of inventions, non-competition, non-solicitation or other agreement that would restrict your employment with or performance of your duties for the Company. If you are subject to any such agreement, injunction or order, please forward it to Hilary.Rapkin@wexinc.com promptly. You further certify and agree that you are not in breach of, and that you will honor the terms of, all agreements between you and any prior employer, and that you will not use or disclose any proprietary information or intellectual property of any thlrd party in the creation of any intellectual property or the performance of any services for the Company.

You will receive an electronic Welcome Letter from Taleo Onboarding. Please follow the instructions in the letter to complete our onboarding process prior to your Start Date.

In an effort to assist you with your acclimation to WEX, we have designed a New Employee Orientation “NEO” program. The program’s agenda consists of an introduction, Company policies, and various other topics applicable to your employment here at WEX.

We are confident you will make significant contributions as a member of our Executive Leadership Team and look forward to the opportunity to work wtth you. To accept this offer, please sign and date this letter and return to me. This offer will remain valid until December 12, 2017. In the meantime, if you have any questions regarding this offer, please do not hesitate to contact me at 207-523-7643.

We look forward to having you join us at WEX.

Sincerely,
Chief Executive Officer

My signature below indicates that I received, agree and accept the terms of my at-will employment by the Company, as outlined above.

Melanie Tinto	Date